Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Herbalife Ltd.:
We consent to the incorporation by reference in the registration statements (Nos. 333-14992, 333-129885, 333-122871, and 333-116335) on Form S-8 of Herbalife Ltd. our reports dated February 23, 2010, with respect to the consolidated balance sheets of Herbalife Ltd. as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of Herbalife Ltd.

/s/ KPMG LLP Los Angeles, California
February 23, 2010